



Robert Dozier Jr.

Founder/CEO Néktar Liqueur

Virginia Beach, Virginia

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🟡 **Nektar Liqueur Ultra-Premium**

👑 **Old Dominion University**

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👥 **500+ connections**

Activity
2,382 followers

| **Well said Tricia! Happy Thanksgiving!!!**
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1 Like | **Thank you Michigan for the huge support! We keep seeing pictures...**
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| **Very exciting! Congratulations Rene to you and your team!**
Robert commented | **Congratulations Lawrence** 🙌
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Experience

Founder/CEO Néktar Liqueur®

Nektar Liqueur Ultra-Premium

Jan 2016 – Present · 2 yrs 11 mos
Greater New York City Area

Néktar Liqueur® is the 1st 100% all natural award-winning Liqueur to use Italian moscato blended with natural fruit nectars and premium vodka. No artificial colors or flavors are used. Néktar Liqueur is distilled and bottled in Italy at a 100yr old 4th generation family-owned distillery, who have been making liqueur for over 100 years.. The packaging is luxurious and the glass is handcrafted in Italy. Néktar Liqueur® recently won the Platinum award at the SIP awards (The only International spirits contest where the judges are consumers) and continues to produce #1 selling cocktails in every city we enter.

The recipe for Néktar Liqueur® was created by Robert Dozier Jr. in his kitchen after many samples. Robert notated the aroma, taste and finish of each sample in a notebook until he found the perfect blend of sweetness and acidity with all the necessary flavor components. He then went to Italy to find a distillery to bring this idea to life. The reason Robert went to Italy is because he knew first hand the wide popularity of Moscato D'Asti from his days as a Wine Manager for Total Wine & More, where he conducted hundreds of consumer samplings and this is where the idea was born. Robert then moved onto the spirits world where he was a region/senior manager for a spirits broker.

Néktar Liqueur® is highly popular straight/chilled from the bottle. "The reaction is consistently the same, people can't believe how good it taste straight/chilled and in cocktails.

My duties as CEO include securing new distribution in new States, managing those distribution new/current relationships to ensure we achieve our KPI's. I also manage our supply chain and coordinate with our various suppliers when ordering new product from Italy to the final destination in the U.S. . In addition to these fundamental duties, Additional duties I have performed since launching the brand are creation of our website, marketing materials and social media post.

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Senior Manager
Eurpac Strategic Partners

Jan 2009 – Nov 2016 · 7 yrs 11 mos
East Coast

Senior Manager East for a military broker. Responsible for managing/hiring Brand Ambassadors for our Spirit, Wine & Beer clients: Pernod Ricard, Patron, Proximo, Hennessy, William Grant, RumChata, Campari, Beam-Suntory, Ole Smoky, Garrison Brothers Whiskey, McCormick, Anheuser Busch



Wine Manager/Wine Education
Total Wine & More

Feb 2001 – Sep 2006 · 5 yrs 8 mos
Virginia Beach

I was the wine manager for Several Total Wine & More locations. I was also in charge of hiring/training for the Florida market. Top sales performer and was selected to travel to France, Spain and California to meet, sample and tour many of the world's famous wineries such as Chateau Lafite Rothschild, Osborne port, Petrus, Titus, Chappellet wine and more.



Education

Old Dominion University
Computer Science
1996 – 2002

Recommendations

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Braeden Nelligar-King
Manager at The Brae King Band

March 22, 2018, Robert was Braeden's mentor

I have known Braeden for many years. Braeden is an extremely sharp individual. He has that rare quality of being a self starter, highly motivated and passionate about what he does. Any company:business that is able to obtain Braeden at the management level, will surely benefit from his solid skill set!

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